FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 9, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release: Getinge to acquire Life Support Systems from Siemens
Press Release: Acquisition of Flow Division of Danfoss successful
SIGNATURES

Press Presse Prensa

Medical Solutions
For the business and financial press
Erlangen, August 15, 2003

Getinge to acquire Life Support Systems from Siemens

Getinge AG, a Swedish medical technology group, will take over the Life Support Systems (LSS) Division of Siemens Medical Solutions for 200 million Euros as of October 1, 2003. An agreement has been signed recently. As announced by Siemens in March of this year, the company was ready to divest itself of this division to ensure full compliance with the requirements established by the EU anti-trust authority for a joint venture in the field of critical care with Drägerwerk AG in Luebeck, Germany. The take-over is subject to agreement by the EU anti-trust authority.

The products of Life Support Systems are used for maintaining vital patient functions. These include, for example, anesthesia and respiratory systems used in the operating room or in intensive care units. LSS has about 720 employees that will be taken over by Getinge and a sales volume of more than 200 million Euros. Getinge will integrate LSS into the company’s Surgical Systems division. “Our selection of investors focused primarily on a successful development of the business and to offer a reliable partner for our customers,” explained Dr. Erich R. Reinhardt, member of the Executive Board of Siemens AG, and president and CEO of Siemens Medical Solutions.

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Siemens AG Corporate Communications Presseabteilung 80312 München	Informationsnummer: Med BV 200308.075 e Pressereferat Medical Solutions Melanie Schmude Postfach 3260, 91050 Erlangen Tel.: +49-9131 84-8335; Fax: -5323 E-mail: melanie.schmude@siemens.com

Press Presse Prensa

Automation and Drives
For the business press Nuremberg, Germany September 2, 2003

Acquisition of Flow Division of Danfoss successful

Siemens has completed the acquisition of the Flow Division of Danfoss as of September 1, 2003. A corresponding agreement had already been signed in May 2003. The acquisition comprises two production sites (in Nordborg, Denmark, and in Stonehouse, UK) as well as the worldwide sales organization for electronic flow measurement devices. The 450 employees of the Flow Division achieved sales of approximately 60 million euros in 2002. With this move, Siemens continues to strengthen its market position in the important sector of process automation.

Process automation is a strategic business of the Siemens Automation and Drives (A&D) Group. Flow measurement devices are a key element for process automation. They are used in industrial sectors such as food and beverages, chemicals/pharmaceuticals and water/waste water, and represent approximately a quarter of the current measuring technology requirements for production processes.

With this acquisition, Siemens A&D is complementing its product and technology portfolio and improving its market access to important customers, especially in Europe and Asia. The flow activities of Siemens and Danfoss will be combined in the new A&D business unit called Siemens Flow Instruments and headquartered in Nordborg.

Siemens A&D is the leading supplier of automation systems, products and solutions for the manufacturing industry worldwide. In process automation, the Siemens Group intends to close the gap on the leaders in the sector. For this reason, A&D has already made several acquisitions in recent years: Applied Automation, USA (1999), Turbo-Werk Cologne (1999), Milltronics Process Instruments, Canada (2000), Moore Process Automation, USA (2000), Axiva (2000), AltOptronic, Sweden (2001).

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Siemens AG Corporate Communications Press Office 80312 Munich	Reference number: A&D PI 200309.454 d Automation and Drives Press Office Dr. Mark Derbacher P.O. Box 4848, 90327 Nuremburg Tel.: ++49 911 895-7944; Fax: -7906 E-mail: mark.derbacher@siemens.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: October 9, 2003	/s/ DR. ELISABETH SCHMALFUSS Dr. Elisabeth Schmalfuss Deputy Vice President

/s/ DANIEL SATTERFIELD Daniel Satterfield Director